UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-36896

JMU LIMITED

(Translation of registrant’s name into English)

North Guoquan Road 1688 Long

No. 75, Building A8, 6F

Yangpu District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JMU Limited

	By:	/s/ Frank Zhigang Zhao
	Name:	Frank Zhigang Zhao
	Title:	Chief Financial Officer

Date: November 19, 2018

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.2—Notice of Annual General Meeting

Exhibit 99.3—Proxy Card for Annual General Meeting

Exhibit 99.4—Voting Card for ADS Holders